January 25, 2013

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Tom Kluck, Legal Branch Chief

Re:         NorthStar Real Estate Income II, Inc.

Registration Statement on Form S-11

Filed December 21, 2012

File No. 333-185640

Dear Mr. Kluck:

On behalf of NorthStar Real Estate Income II, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 1 to the above referenced Registration Statement (the “Registration Statement”) on Form S-11 (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Ronald J. Lieberman, Esq. of the Company, dated January 17, 2013 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four copies of Amendment No. 1, which have been marked to indicate the location of changes from the Registration Statement filed on December 21, 2012, together with four copies of this response letter as filed with the Commission.

General

1.                                      Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•                  Describe how and when a company may lose emerging growth company status;

•                  Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•                  State your election under Section 107(b) of the JOBS Act:

•                  If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•                  If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

Response:

The Company has revised the cover page of the prospectus to disclose that the Company is an “emerging growth company” under federal securities laws.  In addition, the Company has revised pages 4 and 124 of Amendment No. 1 to (i) discuss the impact of being an emerging growth company; (ii) disclose its irrevocable election to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”); and (iii) describe how and when a company may lose emerging growth company status.  The Company does not expect to be subject to Section 404(b) of the Sarbanes-Oxley Act of 2002 or Section 14A(a) and (b) of the Securities Exchange Act of 1934 and the Company discusses the reasons for these expectations on page 4 of Amendment No. 1.

2.                                             Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

As of the date hereof, the Company advises the Staff that it has not provided any written materials in reliance on Section 5(d) of the Securities Act to any potential investors.  Should the

Company provide any written materials to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide such materials to the Commission.  The Company is not aware of any research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering.

3.                                             Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only.  Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing.  Please be aware that we will need time to review these materials.  In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus.  For guidance, refer to Item 19.D of Industry Guide 5.

Response:

As of the date hereof, the Company advises the Staff that no supplemental sales literature has been prepared.  The Company acknowledges the need to submit sales material to the Commission, including broker-dealer use only material, prior to using such materials.

4.                                             Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response:

The Company is submitting herewith as Annex A a copy of the logo of the Company.  The Company advises the Staff that it will provide copies to the Staff of any other graphics, maps, photographs and related captions or other artwork, including logos, that the Company intends to use in the prospectus (the “Artwork”) as soon as such materials become available, if any.  The Company acknowledges and agrees that it will not include any Artwork in any preliminary prospectus which will be distributed to prospective investors prior to the Staff’s review and approval of the Artwork.

5.                                             We note that you may invest in commercial real estate debt, securities and equity.  We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940.  Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption.  Please note that we will refer your response to the Division of Investment Management for further review.

Response:

The Company advises the Staff that it expects that it will not fall under the definition of, and will therefore not be required to register as, an investment company.  The Company is organized as a holding company that will conduct its businesses primarily through its operating partnership.  Neither the Company nor its operating partnership will engage, nor hold itself out as engaged, primarily in the business of investing, reinvesting or trading in securities, so the Company and the operating partnership will not meet the definition of investment company in Section 3(a)(1)(A) of the Investment Company Act of 1940 (the “Investment Company Act”). Both the Company and the operating partnership intend to conduct their respective operations so that  each complies with the 40% test of Section 3(a)(1)(C) of the Investment Company Act.

The securities issued to the operating partnership by any wholly-owned or majority-owned  subsidiaries that the Company may form in the future that are excepted  from the definition of “investment company” based  on Section  3(c)(1) or 3(c)(7) of the Investment Company  Act, together  with any other  investment  securities  the operating partnership may own, may not have a value in excess of 40% of the value of the operating partnership’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

The Company expects that most of its investments will be held by wholly-owned or majority-owned subsidiaries of its operating partnership and that most of these subsidiaries will rely on the exception from the definition of an investment company under Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged in the business of purchasing  or otherwise acquiring mortgages and other liens on and interests in real estate.”  This exemption generally requires that at least 55% of a subsidiary’s portfolio must be comprised  of qualifying real estate assets and at least 80% of its portfolio must be comprised of qualifying real estate assets and real estate-related assets (and no more than 20% comprised  of miscellaneous assets).

6.                                             Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share repurchase program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.  See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003).  To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Response:

The Company advises the Staff that it has reviewed the applicability of the tender offer rules, including Rule 13e-4 of the Securities Exchange Act of 1934, as amended, and Regulation 14E, to the Company’s share repurchase program and has determined that the program is consistent with the relief granted by the Division of Corporation Finance in prior no action letters.

7.                                             We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement.  Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.  To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Response:

The Company acknowledges that it is responsible for analyzing the applicability of Regulation M to its share repurchase program.  The Company has reviewed the applicability of Regulation M to the Company’s share repurchase program and had determined that the program is consistent with the class exemptive letter, dated October 22, 2007, granted by the Division of Regulation to Alston & Bird LLP.

8.                                             Please provide us with support for all quantitative and qualitative business and industry data used in this section.  For example only, we note your disclosure on page 3 and your disclosure starting on page 101.  Clearly mark the specific language in the supporting materials that supports each statement.  The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Response:

The Company is supplementally providing copies of the materials that support the quantitative and qualitative business and industry data disclosed in the Registration Statement, including in the section captioned “Market Overview and Opportunity” beginning on page 103 of Amendment No. 1.  The materials have been marked to indicate the specific language that supports each statement.

9.                                             Please increase the size of the charts throughout your document so that they are legible.  For example, we note the organization chart on page 12 and the various pie charts, starting on page 128.

Response:

The Company has increased the size of the charts throughout Amendment No. 1 in response to the Staff’s comment.

Prospectus Cover Page

10.                                      We note that your cover page is written using a type size that is difficult to read,

especially with its concentration of text.  Please ensure that the prospectus is printed in type at least as large as 10-point type.  Refer to Rule 420 of Regulation C and Chapter 7 of our Plain English Handbook available at www.sec.gov.

Response:

The Company acknowledges the Staff’s comment and will ensure that the printed version of the prospectus is printed in type at least as large as 10-point type.

11.                                      Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K.  The cover page should be limited to information required by Item 501 and other information that is key to an investment decision.  Some of the details of the offering may be more appropriate for the prospectus summary or the body of the prospectus.

Response:

The Company notes the Staff’s comment and will ensure that the cover page in the printed version of the prospectus will not exceed one page in length as required by Item 501(b) of Regulation S-K.

12.                                      Please clarify that you intend to invest in commercial real estate debt.

Response:

The Company has revised the disclosure on the cover page of the prospectus to clarify that the Company intends to invest in commercial real estate debt.

13.                                      Please add risk factors to address the risk that you may incur significant fees if you terminate your advisory agreement and that you may change your targeted class of investments without shareholder notice or consent.  Please make similar revision to your Summary and Risk Factors sections as appropriate.

Response:

The Company has revised the disclosure by adding the following risk factors to the prospectus cover page and under the caption “Summary of Risk Factors” on page 7 of Amendment No. 1:

•                  We may change our investment policies without stockholder notice or consent, which could result in investments that are different than, or in different proportion than, those described in the prospectus.

•      If we terminate our agreement with our advisor, we may be required to pay significant fees to an affiliate of our sponsor, which will reduce the cash available for distribution to you.

In addition, the Company has revised the “Risk Factors” section of Amendment No. 1 by adding the following risk factor on page 61 of Amendment No. 1:

“If we terminate our advisory agreement with our advisor, we may be required to pay significant fees to an affiliate of our sponsor, which will reduce cash available for distribution to you.

Upon termination of our advisory agreement for any reason, including for cause, our advisor will be paid all accrued and unpaid fees and expense reimbursements earned prior to the date of termination and NorthStar OP Holdings II, as the holder of the special units, may be entitled to a one-time payment upon redemption of the special units (based on an appraisal or valuation of our portfolio) in the event that NorthStar OP Holdings II would have been entitled to a subordinated distribution had the portfolio been liquidated on the termination date.  If special units are redeemed pursuant to the termination of our advisory agreement, there may not be cash from the disposition of assets to make a redemption payment; therefore, we may need to use cash from operations, borrowings, or other sources to make the payment, which will reduce cash available for distribution to you.”

The Company has also revised the risk factor entitled “You will have limited control over changes in our policies and operations, which increases the uncertainty and risks you face as a stockholder,” which appears on page 58 of Amendment No. 1, by adding the following sentence:

“We may change our investment policies without stockholder notice or consent, which could result in investments that are different than, or in different proportion than, those described in the prospectus.”

14.                                      In the 3rd bullet point, please disclose the other sources that may be used to pay distributions.

Response:

The Company has revised the 3rd bullet point on the cover page of the prospectus to disclose the other sources that may be used to pay distributions.

15.                                      In the 11th bullet point, please disclose the number of other entities that your affiliates currently provide services to.

Response:

The Company has revised the 11th bullet point on the cover page of the prospectus (which is the 8th bullet point in Amendment No. 1) to disclose the number of other entities that its affiliates currently provide services to.

Prospectus Summary, page 6

Investment Strategy, page 9

16.                                      Based on your current expectations and estimates, and to the extent possible, please revise your disclosure to assign percentages to each asset class to clarify the potential makeup of your investment portfolio.  Please provide similar disclosure in your use of proceeds section.  Please make similar revisions to your disclosure starting on page 108.

Response:

The Company currently expects that: (i) the majority of its portfolio will consist of commercial real estate debt; and (ii) less than a majority of its portfolio will consist of commercial real estate securities and select investments in commercial real estate equity.  In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 69 and 101 of Amendment No. 1.

17.                                      Please disclose your portfolio turnover policy.  Please see Item 13(b)(2) of Form S-11.  Please make similar revisions to your disclosure starting on page 108.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 101 of Amendment No. 1.

Competitive Strengths, page 10

Distribution Support Commitment, page 11

18.                                      We note that the prospectus on page 11 refers to a 7% cumulative, non-compounded annual return whereas the distribution support agreement refers to an 8% cumulative, non-compounded annual return.  Please reconcile or advise.

Response:

The Company understands that this comment has been resolved with the Staff.

19.                                      Please clarify that you may not have sufficient finances to continue making distributions at 7% per annum, after the agreement has terminated.

Response:

The Company has revised the disclosure on page 12 of Amendment No. 1 to disclose that, upon termination of the distribution support agreement, the Company may not have sufficient funds available to pay distributions at the rate the Company has paid such distributions during preceding periods or at all.

Management Compensation, page 13

Asset Management Fees — Advisor or its Affiliates, page 14

20.                                      Please provide an estimate of the dollar amount of the management fee to be paid to the advisor in the first full fiscal year, assuming the maximum number of securities registered are sold in this offering and maximum leverage.  Refer to Item 4 of Industry Guide 5.  Please make similar revisions to your disclosure on page 87.

Response:

The Company has revised the disclosure on pages 15 and 87 of Amendment No. 1 to provide an estimate of the dollar amount of the management fee to be paid to the advisor in the first full fiscal year, assuming the maximum number of securities registered are sold in the offering and maximum leverage.

Conflicts of Interest, page 16

21.                                      We note that there are other entities affiliated with your dealer manager that are currently offering securities.  Please disclose the conflicts that this may present for your dealer manager.  Please make similar revisions to your disclosure starting on page 92.

Response:

The Company has revised the disclosure on pages 18 and 93 of Amendment No. 1 to disclose that the Company’s dealer manager may face conflicts of interest arising from it providing services to other entities affiliated with the dealer manager.

Liquidity, page 20

22.                                      Please clarify that investors may need to retain their shares indefinitely in the event you determine not to pursue a liquidity event.

Response:

The Company has revised the disclosure on page 21 of Amendment No. 1 to clarify that investors may need to retain their shares for an indefinite period of time in the event the Company determines not to pursue a liquidity event.

Risk Factors, page 23

23.                                      Your risk factor section includes a number of risks that appear generic to any issuer or offering.  Please revise these risk factors to demonstrate risks specific to you.  Refer to Item 503(c) of Regulation S-K.

Response:

The Company has deleted the risk factors entitled “The CRE industry has been and may continue to be adversely affected by economic conditions in the United States and the global financial markets generally,” “Challenging economic and financial market conditions could significantly reduce the amount of income we earn and further reduce the value of our investments,” “A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations” and “Adverse legislative or regulatory tax changes could reduce the market price of our common stock” in response to the Staff’s comment.  In addition, the Company has combined the risk factors entitled “The amount of proceeds we raise in our offering may be substantially less than the amount we would need to achieve a broadly diversified portfolio” and “If we only raise the minimum offering amount or are unable to raise substantial funds, we will be limited in the number and type of investments we make and the value of your investment in us will fluctuate with the performance of the specific assets we acquire” on page 28 of Amendment No. 1.

24.                                      We note that you may seek to internalize management.  Please add a risk factor to explain that upon any internalization, certain key employees may not remain with the advisor but may instead remain employees of the sponsor or its affiliates.  In addition, please add a risk factor addressing the impact on you if the advisor is internalized by another entity.

Response:

The Company has revised the disclosure by adding a risk factor on page 32 of Amendment No. 1, entitled “If we internalize our management functions, we could incur other significant costs associated with being self-managed,” that discusses the risks associated with an internalization, including that, upon internalization of the advisor, certain key employees may not become employees of the Company, but may instead remain employees of the sponsor or its affiliates.  The Company respectfully submits that the risk that the Company’s advisor may be internalized by another entity is not a material risk because the Company’s advisor is a special purpose entity formed solely to perform services for the Company with no intention that it will serve as an advisor to any other entity.

Conflicts of Interest, page 92

25.                                      If applicable, please disclose the conflicts associated with entering into joint ventures with affiliates.  Additionally, to the extent that you may enter into joint ventures with affiliates, please disclose how fees will be determined.

Response:

The Company respectfully submits that the various conflicts associated with entering into joint ventures with affiliates are disclosed in the subsection entitled “Joint Ventures or Participations with Affiliates of the Advisor” on page 96 of Amendment No. 1.  The Company has revised this subsection to include additional disclosure on page 96 regarding fees that may be paid if the Company enters into joint ventures with affiliates.

Our Sponsor’s Prior Investment Programs, page 131

26.                                      We note that you have included disclosure regarding NorthStar Realty Finance Corp. in the prior performance tables.  Please add the disclosure required by Item 8 of Guide 5 regarding this entity or advise.

Response:

The Company respectfully notes that it has previously disclosed on page 127 of Amendment No. 1 that the sponsor manages its own portfolio and the Company has included a narrative summary of the prior performance of the sponsor, including the disclosures required by Item 8 of Guide 5, on pages 127 through 131 of Amendment No. 1.  The Company has revised the disclosure in the section entitled “Overview of Our Sponsor” on page 127 of Amendment No. 1 to disclose that (i), as of December 31, 2012, the sponsor has raised an aggregate of $2.4 billion as a result of sales of common equity, preferred equity, trust preferred securities and exchangeable senior notes, and (ii) as of December 31, 2012, the sponsor has issued 163,607,259 shares of common stock to 180 shareholders of record and an aggregate of 21,465,594 shares of preferred stock to three shareholders of record.

NorthStar Real Estate Securities Opportunity Fund, LP, page 131

27.                                      Please disclose the types of real estate securities that were purchased and the amounts invested in each type.

Response:

The Company has revised the disclosure on page 132 of Amendment No. 1 to disclose the types of real estate securities that were purchased and the amounts invested in each type by NorthStar Real Estate Securities Opportunity Fund, LP.

NorthStar Income Opportunity REIT I, Inc., page 131

28.                                      Please clarify whether this entity made any investments.  If so, please disclose the types of investments that were made and the amount invested in each type of investment. Please disclose the number of investors in this entity.  Additionally, we note that shares in this entity were converted either to cash in the amount of $9.22 per share or 1.024 shares of NorthStar Real Estate Income Trust’s common stock.  Please disclose how this compares to an initial investment in NSIO REIT’s shares.

Response:

The Company has revised the disclosure on page 132 of Amendment No. 1 to disclose the types of investments that were made by NorthStar Income Opportunity REIT I, Inc. (“NSIO REIT”) and the amounts invested in each type of investment.  In addition, the Company has revised the disclosure on page 133 of Amendment No. 1 to disclose the range of prices paid per share and the annualized distribution rate received by NSIO REIT shareholders.  We respectfully submit that the number of investors in this entity was previously disclosed in the Registration Statement and appears on page 132 of Amendment No. 1.

NorthStar Real Estate Income Trust, Inc., page 131

29.                                      Please disclose the amount sold and the number of shareholders.  Please provide information regarding the investments made by this entity, including the amount invested in each type of investment.

Response:

The Company has revised the disclosure on page 133 of Amendment No. 1 to (i) disclose the amount sold by NorthStar Real Estate Income Trust, Inc. and the number of shareholders and (ii) provide information regarding the investments made by NorthStar Real Estate Income Trust, Inc., including the amount invested in each type of investment.

Prior Performance Tables

30.                                      In the narrative introduction, please disclose whether any of the prior programs were public reporting companies.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page A-1 of Amendment No. 1.

Exhibits

31.                                      Please file all required exhibits as promptly as possible.  If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.  The draft opinions should be filed as EDGAR correspondence.  In addition, we note the exhibit list includes “form of” agreements.  Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.  Please note that the final executed version of Exhibit 3.1 must be filed prior to effectiveness.  Please refer to Item 601(b)(3) of Regulation S-K.

Response:

The Company will file all required exhibits as promptly as possible.  The Company has filed additional exhibits with Amendment No. 1.  In addition, the Company has attached herewith as Annex B-1 and Annex B-2 draft copies of the legal and tax opinions, respectively, for your review.  The Company will file final, executed agreements prior to effectiveness of the Registration Statement and  acknowledges that it must file a final executed version of Exhibit 3.1 prior to effectiveness.

***

If you should have any questions about this letter or require any further information, please call me at 212-801-6926.

Sincerely,

/s/ Joseph A. Herz

Joseph A. Herz

cc:	Ronald J. Lieberman, Esq., NorthStar Real Estate Income II, Inc.
Judith D. Fryer, Esq., Greenberg Traurig, LLP

Annex A

Annex B-1

DRAFT

                              , 2013

NorthStar Real Estate Income II, Inc.

399 Park Avenue, 18th Floor

New York, New York 10022

Re:                             Registration Statement on Form S-11

Ladies and Gentlemen:

We have served as Maryland counsel to NorthStar Real Estate Income II, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of up to 110,526,316 shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (“Common Stock”) covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”).  100,000,000 Shares (the “Public Offering Shares”) are issuable in the Company’s initial public offering (the “Offering”) pursuant to subscription agreements (the “Subscription Agreements”) and 10,526,316 Shares (the “Plan Shares”) are issuable pursuant to the Company’s Distribution Reinvestment Plan (the “Plan”), subject to the right of the Company to reallocate Shares between the Offering and the Plan as described in the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1.             The Registration Statement and the related form of prospectus included therein (including, without limitation, the form of Subscription Agreement attached thereto as Appendix B and the Plan attached thereto as Appendix C) in the form in which it was transmitted to the Commission under the 1933 Act;

2.             The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3.             The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4.             A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5.             Resolutions adopted by the Board of Directors of the Company relating to the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6.             A certificate executed by an officer of the Company, dated as of the date hereof; and

7.             Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1.             Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2.             Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.             Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4.             All Documents submitted to us as originals are authentic.  The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered.  All Documents submitted to us as certified or photostatic copies conform to the original documents.  All signatures on all such Documents are genuine.  All public records reviewed or relied upon by us or on our behalf are true and complete.  All representations, warranties, statements and information contained in the Documents are true and complete.  There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5.             The Shares will not be issued or transferred in violation of any restriction or limitation on transfer and ownership of shares of stock of the Company contained in Article VI of the Charter.

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6.             Upon the issuance of any of the Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter.  We note that, as of the date hereof, there are more than 110,526,316 shares of Common Stock available for issuance under the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1.             The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2.             The issuance of the Public Offering Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Subscription Agreements and the Registration Statement, the Public Offering Shares will be validly issued, fully paid and nonassessable.

3.             The issuance of the Plan Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Plan and the Registration Statement, the Plan Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law.  We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers.  To the extent that any matter as to which our opinion is expressed herein would be governed by any jurisdiction other than the State of Maryland, we do not express any opinion on such matter.  The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated.  We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement.  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein.  In giving

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this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

4

Annex B-2

DRAFT

[                ], 2013

NorthStar Real Estate Income II, Inc.

399 Park Avenue, 18th Floor

New York, New York 10022

Re:                             Registration on Form S-11 Relating to Shares of Common Stock of NorthStar Real Estate Income II, Inc.

Ladies and Gentlemen:

You have requested our opinion in connection with the registration and sale of up to $1,100,000,000 of the common stock of NorthStar Real Estate Income II, Inc., a Maryland corporation (the “Company”), pursuant to the filing of the Registration Statement on Form S-11 (Registration No. 333-185640) filed with the Securities and Exchange Commission on December 21, 2012 (the “Registration Statement”). All capitalized terms used but not otherwise defined herein shall have the respective meanings given them in the Registration Statement. In rendering our opinion, we have examined such statutes, regulations, records, agreements, certificates and other documents as we have considered necessary or appropriate as a basis for such opinion, including the following: (1) the Registration Statement (including all Exhibits thereto and all amendments made thereto through the date hereof), (2) the Articles of Amendment and Restatement of the Company, together with all amendments thereto, (3) certain written representations of the Company, contained in a letter to us dated on or about the date hereof (the “Representation Letter”), and on statements made by independent public accountants of the Company, (4) such other documents or information as we have deemed necessary to render the opinion set forth in this letter. In our review, we have assumed, and with your consent, we are relying upon, that the documents listed above that we reviewed in proposed form will be duly executed without material changes from the documents reviewed by us, all of the representations and statements set forth in such documents are true, accurate and complete, and all of the obligations imposed by any such documents on the parties thereto, including obligations imposed under the Articles of Amendment and Restatement of the Company, have been and will continue to be performed or satisfied in accordance with their terms. We also have assumed the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made.

We have not made an independent investigation or audit of the facts set forth in the above referenced documents or statements, including, without limitation, factual matters in the Representation Letter and in the Registration Statement. We have consequently assumed and, with your consent, have relied upon (i) the representations as to factual matters in the Representation Letter; (ii) that any representation or statement made as a belief or made to the knowledge or belief of or similarly qualified is correct and accurate as if made without such qualification, and that such representation or statement will continue to be correct and accurate, without such qualification; (iii) that the information presented in all documents or otherwise furnished to us is accurate and complete in all material respects; and (iv) that from and after the date hereof, the Company will continue to operate in a manner which meets the applicable asset composition, source of income, shareholder diversification, distribution and other requirements of the Internal Revenue Code of 1986, as amended (the “Code”) necessary to qualify, and remain qualified, as a REIT.

We are opining herein only as to the federal income tax laws of the United States, and we express no opinion with respect to the applicability thereto, or the effect thereon, of other federal laws, the laws of any state or other jurisdiction or as to any matters of municipal law or the laws of any other local agencies within any state.

Based upon, subject to, and limited by the assumptions and qualifications set forth herein, including those set forth below, we are of the opinion that:

1.             Beginning with its taxable year ending December 31, 2013, the Company is organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and the Company’s proposed method of operation will enable it to meet the requirements for qualification as a REIT under the Code.

2.             All statements of law and legal conclusions, but not statements of facts, contained in the “U.S. Federal Income Tax Considerations” section of the Registration Statement are correct in all material respects.

No assurance can be given that the actual results of the Company’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a real estate investment trust under the Code. The Company’s ability to achieve and maintain qualification as a REIT depends upon its ability to achieve and maintain certain diversity of stock ownership requirements and, through actual annual operating results, certain requirements under the Code regarding its income, assets and distribution levels and other requirements of the Code. No assurance can be given that the actual ownership of the Company’s stock and its actual operating results and distributions for any taxable year will satisfy the tests necessary to achieve and maintain its status as a REIT. We express no opinion as to any of the economic terms of the leases, the commercial reasonableness thereof, or whether the actual economic relationships created thereby are such that the leases will be respected for federal income tax purposes or whether the rental income and other terms of the leases conform with normal business practice and are not being used as a means to base rent on the income or profits of the lessees.

The opinion set forth in this letter is based on existing law as contained in the Code, Treasury Regulations, and interpretations of the foregoing by the Internal Revenue Service (“IRS”) and by the courts, applicable legislative history, and the administrative rulings and practices of the IRS, including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling, in effect (or, in case of certain Proposed Regulations, proposed) as of the date hereof, all of which are subject to change, both retroactively or prospectively, and to possibly different interpretations, and that might result in material modifications of our opinion. In addition, variation or differences in the facts from those set forth in the Representation Letter may affect the conclusion stated herein. This opinion is rendered as of the date hereof, and we disclaim any obligation to advise you of any change in any of the foregoing sources of law or subsequent developments in law or changes in facts or circumstances which might effect any matters or the opinion set forth herein. Our opinions are not binding on the Internal Revenue Service and the Internal Revenue Service may disagree with the opinion contained herein. The foregoing opinion is limited to the specific matters covered thereby and should not be interpreted to imply the undersigned has offered its opinion on any other matter.

We hereby consent to the use and filing of this opinion letter as an Exhibit 8.1 to the Registration Statement and to the use of the name of the firm under the captions “U.S. Federal Income Tax Considerations” and “Legal Matters” in the Registration Statement. In giving this consent, however, we do not admit thereby that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

GREENBERG TRAURIG, LLP